LIBERTY MEDIA CORPORATION
               8101 East Prentice Avenue, Suite 500
                    Englewood, Colorado  80111


                                             August 9, 1996





United Video Satellite Group, Inc.
7140 S. Lewis Avenue
Tulsa, Oklahoma 74136-5422

Attention: Lawrence Flinn, Jr.

Gentlemen:

          Reference is made to the agreement between Liberty Media Corporation ("Liberty") and United Video Satellite Group, Inc. ("UV"), dated March 11, 1996 (including the related term sheet included therein, the "Prior Agreement"), pursuant to which Liberty and UV have agreed to cause their respective subsidiaries to form a joint venture for the purpose of combining and operating as one entity their respective businesses of selling C-band distributed video programming and miscellaneous ancillary services to retail customers in the United States. By their execution hereunder, each of Liberty and UV agree that the Prior Agreement shall be amended and restated in its entirety to read as set forth in this letter and the attached Term Sheet (which is incorporated by reference herein and which, together with this letter, is collectively referred to herein as the "Agreement").

          Each of Liberty and UV presently anticipate that this Agreement will be superseded by a definitive Limited Liability Company Agreement and other related agreements and instruments (collectively, "Definitive Agreements") which shall contain provisions incorporating and expanding upon the agreements set forth in this Agreement, together with other provisions customary in the case of transactions of this type. Notwithstanding the foregoing, each of Liberty and UV expressly acknowledge that this Agreement will constitute a binding agreement between them, subject to the terms and provisions set forth herein, until Definitive Agreements are executed and delivered, and if Definitive Agreements are not executed and delivered, then this Agreement shall constitute the entire agreement between them concerning the subject matter contained herein.



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          Each of Liberty and UV further agree that this Agreement
shall be governed by and construed in accordance with the internal laws of the State of Delaware (without regard to the principles governing conflicts of law) and that this Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original Agreement, but all counterparts together shall constitute one Agreement.

          If the foregoing is acceptable to you, please execute the copy of this letter in the space below and initial each page of the Term Sheet, at which time this Agreement will constitute a binding agreement between us.

                                   Very truly yours,

                                   LIBERTY MEDIA CORPORATION

                                   By:     /s/ Robert R. Bennett
                                       ----------------------------
                                   Name:   Robert R. Bennett
                                   Title:  Executive Vice President



ACCEPTED AND AGREED
this 9th day of August, 1996


UNITED VIDEO SATELLITE GROUP, INC.


By:     /s/ Peter C. Boylan, III
    -------------------------------
Name:   Peter C. Boylan, III
Title:  Executive Vice President
        and Chief Financial Officer



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                          JOINT VENTURE TERMS



1. Liberty Media Corporation ("Liberty") is currently engaged, through its subsidiary Netlink USA, in the businesses of selling C-band distributed video programming and miscellaneous ancillary services to retail customers in the United States (the "Retail C-Band Business") and to wholesale customers in the United States (the "Wholesale C-Band Business"). United Video Satellite Group, Inc. ("UV") is also currently engaged, through its wholly owned subsidiary, UV Corp., in the operation of SuperStar Satellite Entertainment division, in the Retail C-Band Business and the Wholesale C-Band Business. Liberty and UV, through their respective subsidiaries ("Liberty Sub" and "UV Sub", respectively), will form a joint venture (the "Venture") for the purpose of engaging solely in the Retail C-Band Business.

2. The Venture will be organized as a limited liability company under the laws of the State of Delaware, with each of Liberty Sub and UV Sub (each a "Member") constituting the members. The term of the Venture shall be for the period of time commencing as of April 1, 1996 and continuing until December 31, 2096, unless terminated at an earlier date in accordance with the terms of the definitive agreement between the parties for the formation of the Venture (the "Agreement") or as required by applicable law.

3. In connection with the formation of the Venture, each of UV Sub and Liberty Sub will make an initial capital contribution to the Venture consisting of all assets currently used in the Retail C-Band Businesses of SuperStar Satellite Entertainment and of Netlink USA, respectively, other than cash and except that the contribution of property, plant and equipment will be subject to agreement by the Members as provided below. After giving effect to these contributions, the initial profits/loss and capital interest in the Venture of Liberty will be 50.0% and of UV will be 50.0%. Each Member will prepare a schedule of current assets (other than cash) and current liabilities of the Retail C-Band Business being contributed by it as of the last business day immediately preceding the date of contribution of such assets to the Venture. Asset contributions will be subject to the liabilities scheduled by each Member, and the Venture will assume and agree to pay, perform and discharge such liabilities, to the extent that such liabilities have been incurred in the ordinary course of business or the assumption thereof has been agreed to by the other Member. Prior to making their respective asset contributions, the Members shall agree on a method for valuing the accounts receivables being contributed. UV Sub and Liberty Sub will also agree upon a schedule of property, plant and equipment currently used in the Retail C-Band Business of SuperStar Satellite Entertainment and of Netlink USA that the respective Members will contribute to the Venture and the aggregate value of the property, plant and equipment so contributed by each Member.


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4.  The Venture will be managed by a management team (with fiduciary duties to the Venture and its Members) reporting to a committee of representatives of the Members (the "Committee"). The Committee will consist of six members (individually, a "Representative" and collectively, the "Representatives") four of whom will be designated by UV Sub (each, a "UV Representative") and two of whom will be designated by Liberty Sub (the "Liberty Representatives"). Each Representative will serve on the Committee for a term of four years. A Member may remove a Representative designated by it at any time and designate a successor Representative. If a Representative resigns before the end of his or her term, the Member who designated such Representative will designate a successor Representative. Notwithstanding the foregoing, if UV Sub transfers its interest in the Venture to any person other than UV or a person of which UV is a consolidated subsidiary or a consolidated subsidiary of UV, then all Representatives on the Committee at the time of such transfer shall thereupon resign from the Committee and the members of the Committee shall thereupon be designated by Liberty Sub and the transferee of UV Sub's interest, with each such Member being entitled to designate three representatives. For so long as the UV Representatives are a majority of the Committee, UV Sub will have the right to appoint the Chairman of the Committee.

    The Committee will meet no less frequently than quarterly. UV Sub will have the right to nominate the first chief operating officer ("COO") and other members of senior management of the Venture. Liberty and UV acknowledge and agree that the COO and other members of senior management may have other responsibilities, including the management of UV's Wholesale C-Band and Business Services Businesses. The Members agree that the COO shall devote at least 50% of his or her time to the management of the Venture. Any three Representatives acting together shall have the right to terminate the COO upon 30 days' notice if, in their reasonable judgment, the COO is not adequately or fairly serving the Venture. Subject to the following sentences of this paragraph 4, the Venture's management team will report on a day-to-day basis to the Chairman of the Committee and will be responsible for the day-to-day management and operations of the Venture, which shall include staffing, accounting, operations, systems, marketing, advertising, etc. Subject to the following two sentences, a majority vote of the Committee will be required for the following items: approval of annual budgets and material deviations from approved budgets; acquisitions and dispositions of assets outside of the ordinary course of business (unless expressly authorized in an approved budget); appointment of any successor to the initial COO; appointment of any successor to any other member of senior management who is terminated by the Committee; selection of auditors; incurrence of debt by the Venture that, taken together with all other then outstanding debt of the Venture, on a pro forma basis, would not exceed three times the EBITDA of the Venture for the most recently completed fiscal year; the institution or settlement by the Venture of any legal action or other proceeding before any court or other governmental or administrative authority which is reasonably likely to have a material adverse effect on a Member or any affiliate of such Member (other than as a result of the diminution of the value of the interest of such Member in the Venture where such diminution affects all Members and their


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    respective affiliates proportionately), provided, that such majority vote of the Committee shall include the affirmative vote of the Representatives of any Member so affected; the declaration and payment of any distribution to the Members by the Venture; and significant marketing plans or changes in current marketing/pricing/packaging and branding plans and strategies. A unanimous vote of the Committee will be required for the following items: admission of new members; providing subscriber information to parties outside of the Venture; the incurrence of any debt by the Venture that is recourse to any or all of the Members or their respective affiliates, or any debt that, taken together with all other then outstanding debt of the Venture, would on a pro forma basis, exceed three times the EBITDA of the Venture for the most recently completed fiscal year; the requiring of additional capital contributions from the Members (except pursuant to an annual budget that has been approved by a unanimous vote of the Committee); the making of any capital contribution in property rather than cash (except as contemplated by this Agreement); the making of any non-pro rata cash or any in-kind distributions to a Member; the taking of any action that would result in a voluntary bankruptcy of the Venture; all affiliate transactions; the Venture's acting other than in accordance with the purpose of the Venture as specified in paragraph 1 above; the approval of any amendments, modifications or supplements to this Agreement; the loan or advancement by the Venture of funds to, or the guarantee of any obligations of, a Member or affiliate of a Member; the taking of any action that would make it impossible for the Venture to carry on its ordinary business or that is in contravention of this Agreement or that would constitute a breach of or default under any credit agreement of the Venture; any merger, consolidation or other business combination involving the Venture (other than acquisitions permitted below); the dissolution or liquidation of the Venture and decisions with respect to the winding up of the Venture, including, without limitation, the making of liquidating distributions; any decision with respect to the conversion of the Venture to non-limited liability company form; the acquisition of assets by the Venture (including stock or other equity interests), in a transaction or series of transactions, that have an aggregate purchase price in excess of 75% of the fair value of the Venture's assets; the disposition of any assets by the Venture (including stock or other equity interests), in a transaction or series of transactions, that have an aggregate fair value in excess of 75% of the value of the assets of the Venture; and the withdrawal of a Member from the Venture (except in the case of a transfer of its entire interest made in compliance with this Agreement). The funds of the Venture shall not be commingled with those of any other person.

5. The Venture will be managed to maximize the cash flow and value of the business (including residual value attributable to the Venture's subscribers). Subject to reasonable reserves for anticipated working capital and capital expenditure requirements, it is the intention of the Members to make quarterly distributions of all excess cash.


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6.  It is anticipated that UV (while UV Sub is a Member and thereafter at Liberty Sub's request) will provide certain administrative services, personnel and physical and technical facilities to the Venture. The scope of such services, personnel and facilities and the terms on which they will be provided will be agreed by the Members in advance and will be reviewed no less often than annually. Such services, personnel and facilities will be provided at UV's cost, subject to reasonable allocation of fixed and indirect costs. In no event will such costs exceed the cost at which such services, personnel and facilities could be provided by the Venture itself or obtained from independent third parties in an arms-length transaction. Unless otherwise agreed by the Members, UV will have the right to terminate providing such services, personnel and/or facilities to the Venture at any time following notice to such effect and a reasonable transition period.

7. To the extent that the amount of the "net current assets" of the Retail C-Band Business contributed by one Member exceeds that of the other Member by more than $100,000, the Member with the smaller amount of "net current assets" will contribute cash to the Venture in an amount equal to the difference. "Net current assets" for this purpose means the current assets of the Retail C-Band Business contributed by the applicable Member, minus the current liabilities (including liability for prepaid income associated with customers of the applicable Retail C-Band Business) of such business assumed by the Venture, in each case as provided in the schedule of current assets and current liabilities prepared by such Member as contemplated by paragraph 3 above. To the extent that the aggregate value of the property, plant and equipment contributed by one Member exceeds that of the property, plant and equipment contributed by the other Member, the Member whose contributed property, plant and equipment has the higher aggregate value will be entitled to receive preferential distributions of available cash from the Venture in an aggregate amount equal to the difference with interest on such amount at the prime rate, from the contribution date.

8. To the extent contractual arrangements do not already exist, the Venture will negotiate arms-length affiliation contracts with the controlled affiliates of Liberty and UV that conduct their respective Wholesale C-Band Businesses for continued distribution of services offered to wholesale customers by such controlled affiliates that were offered to retail customers of the Retail C-Band Businesses of Netlink USA and SuperStar Satellite Entertainment, respectively, at the time of contribution of such businesses to the Venture. All such contracts will contain "MFN" provisions.

9. Reasonable costs of both Members associated with completion of the transaction will be paid or reimbursed by the Venture. Such costs, which shall be approved by the Members in advance, will include: legal and audit fees, employee costs for sticking, severance and relocation, costs associated with technical conversions and capital expenditures deemed necessary or beneficial to the smooth formation and operation of the Venture. Both parties agree to use commercially reasonable efforts to minimize the severance costs. The Members will immediately prepare a mutually satisfactory budget of expected expenditures.

10. The Members will each indemnify the Venture for liabilities not listed on the schedule contemplated by paragraph 3 above that exceed $100,000 in the aggregate and arise or are paid subsequent to April 1, 1996, but pertain to matters arising prior to such date, to the extent that the party responsible can be reasonably identified.


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11. In the event a majority of the Representatives of the Committee are not able to agree on a budget for any fiscal year of the Venture, until otherwise agreed, the Venture will be permitted to increase expenditures as required by existing contractual arrangements and at the CPI for other expenditures.

12. Neither Member will be permitted to transfer its interest in the Venture for the first year other than to affiliates; provided, however, that Liberty Sub, and any permitted transferee of Liberty Sub, may transfer its interest in the Venture to Tele-Communications, Inc. ("TCI"), or any of TCI's affiliates regardless of whether Liberty Sub (or such permitted transferee) is an affiliate of TCI at the time of such transfer. Affiliates are entities controlling, controlled by or under common control with the Member. After the first year, either Member may sell all, but not less than all, of its interest in the Venture to a non-affiliate, pursuant to a bona fide written offer for a consideration consisting of cash or, if the transaction can be structured on a tax-free basis to the selling Member or its tax affiliates, a publicly traded equity security of the offeror or one of its affiliates, subject to a right of first refusal by the other Member. If the transaction is structured as a tax-free transaction, then to exercise its right of first refusal, the non-selling Member either must likewise offer a tax-free transaction in which the consideration consists of publicly traded equity securities of such Member or one of its affiliates with an aggregate market value equivalent to that of the consideration proposed to be delivered by the offeror or may purchase the interest for cash, provided that in the case of a cash purchase the purchase price shall be increased by an amount equal to 50% of the tax benefit foregone by the selling Member and its tax affiliates. If the non-selling Member does not exercise its right of first refusal, then the non-selling Member may elect to sell its interest, and the selling Member may elect to require the non-selling Member to sell its interest, to the purchaser of the selling Member's interest on terms and conditions no less favorable to the non-selling Member than those the purchaser has offered to the selling Member. After five years, either Member may initiate a buy-sell procedure. Under this procedure, the initiating Member names a price (the "stated price") at which it is willing to purchase 100% of the assets of the Venture, subject to all liabilities of the Venture. The other Member may then elect to sell its interest to the initiating Member or buy the interest of the initiating Member, in either case at a price equal to the same percentage of the stated price as the percentage interest in the Venture of the Member whose interest is to be sold. The Members agree to use their commercially reasonable efforts in any of the above transactions to make a purchase or sale as tax-efficient as possible to the tax affiliates of the Members; provided that the selling Member shall have the right to require the purchasing Member to acquire its interest in a tax-free transaction using publicly traded equity securities of the non-selling Member or one of its affiliates, if such securities exist, rather than in a taxable transaction for cash and, if such non-selling Member consummates such tax-free transaction at the election of the selling Member, the amount payable for the selling Member's interest will be reduced by 50% of the tax savings to the
    selling Member.   All sales or transfers will be structured, to the
    extent possible, to avoid tax termination of the Venture.


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13. The Committee shall cause to be delivered to each Member the following financial statements prepared, in each case, in accordance with GAAP consistently applied, and such other reports as any Member may reasonably request from time to time: (i) within 75 days of the end of each fiscal year of the Venture, audited balance sheets of the Venture as of the end of such fiscal year and as of the end of the preceding fiscal year (if the Venture was then in existence), and the related statements of operations, Members' capital (deficiency) and cash flows for such fiscal year and the two immediately preceding fiscal years (or such shorter period as the Venture has been in existence), together with appropriate notes and supporting schedules, all of which shall be certified by the Venture's auditors; (ii) within 30 days after the end of each fiscal quarter of the Venture, a balance sheet of the Venture as of the end of such quarter and the related statements of operations, Member's capital (deficiency) and cash flows for such fiscal quarter and for the interim period from the beginning of the fiscal year through such fiscal quarter, in each case setting forth in comparative form the figures for the corresponding fiscal quarter and interim period of the prior fiscal year; and (iii) within 15 days after the end of each calendar month, a balance sheet of the Venture as of the end of such month and the related statement of operations for the month then ended.

14. UV Sub will act as "tax matters member" of the Venture. The tax matters member will take reasonable action to cause each other Member to be treated as a "notice member". All expenses incurred by UV Sub while acting in its capacity as tax matters member shall be paid or reimbursed by the Venture. The Committee shall cause all federal, state, local and other tax returns and reports (including amended returns) required to be filed by the Venture to be prepared and sent to each Member for review at least 15 business days prior to filing, and to be timely filed with the appropriate authorities. Such returns will be prepared by the Venture's auditors or other outside preparers. The Committee shall cause to be provided to each Member (i) quarterly, with the delivery of the quarterly financial statements, an estimate of such Member's share of all items of income, gain, loss, deduction and credit of the Venture for the fiscal quarter just completed and fiscal year to date for federal income tax purposes and (ii) annually, as soon as practicable (and, in any event, no later than May 15), a schedule setting forth such Member's distributive share of the Venture's income, gain, loss, deduction and credit as determined for federal income tax purposes and any other information relating to the Venture that is reasonably required by such Member to prepare its own tax returns.


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